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September 8, 2006	www.cooley.com	Washington, DC 202 842-7800
Via EDGAR and FedEx	THOMAS A. COLL (858) 550-6013 collta@cooley.com
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Brad Skinner, Accounting Branch Chief

Re:	Dot Hill Systems Corp. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006, Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 10, 2006 and Form 8-K Filed May 9, 2006, File No. 001-13317
Dear Mr. Skinner:
Enclosed on behalf of our client, Dot Hill Systems Corp. (the “Company”), is a proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2006. The enclosed copy of Amendment No. 1 is marked to show changes from the corresponding Item of the Form 10-K as originally filed.
Amendment No. 1 will be filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 8, 2006 (the “Comment Letter”) with respect to the Form 10-K, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Form 10-Q”) filed with the Commission on May 10, 2006 and the Company’s Current Report on Form 8-K (File No. 001-13317) (the “Form 8-K”) filed with the Commission on May 9, 2006. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1, the Form 10-Q and the Form 8-K, as applicable.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, Form 10-Q and Form 8-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Form 10-Q or Form 8-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 8, 2006
Page Two
Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 9A. Controls and Procedures, page 43
1.	We note your disclosure that your “disclosure controls and procedures are adequate and sufficient.” It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures required to be made pursuant to Item 307 of Regulation S-K. Please revise to disclose whether your disclosure controls and procedures were effective.

The Company acknowledges the Staff’s comment and has made the requested revision on page 2 of Amendment No. 1.
2.	We note your disclosure that your disclosure controls and procedures ensure that the information required to be disclosed “is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Exchange Act Rule 13a-15(e) also requires that you conclude whether your disclosure controls and procedures are designed to ensure that the “information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please revise.

The Company acknowledges the Staff’s comment and has made the requested revision on page 2 of Amendment No. 1.
3.	We note that you have not provided disclosures that comply with Item 308(c) of Regulation S-K which requires disclosure of changes that have “materially affected, or are reasonably likely to, materially effect, the registrant’s internal controls.” Please note that your disclosures should clearly explain whether there have been any material changes to your internal control over financial reporting in connection with the remediation of your material weaknesses. Please revise your disclosures accordingly.

The Company acknowledges the Staff’s comment and has made the requested revision on page 2 of Amendment No. 1.

Securities and Exchange Commission
September 8, 2006
Page Three
Financial Statements
Note 1. Background and Summary of Significant Accounting Policies
Revenue Recognition, page F-8
4.	We note your disclosure that VSOE is “based on the price when the element is sold separately.” Please explain, in greater detail, how you established VSOE of the undelivered elements in your multiple element arrangements. For instance, describe the process you use to evaluate the various factors that affect your VSOE. Explain whether the price charged for the individual elements varies from customer to customer. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Also, tell us how you considered the guidance in paragraphs 10 of SOP 97-2.

For multiple element arrangements, the Company allocates revenue to each element using the residual method based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered items, consistent with paragraphs 10 and 12 of Statement of Position 97-2 (“SOP 97-2”), and the portion of the multiple element arrangement fee equal to the fair value of the undelivered elements is deferred and recognized ratably over the contract term. VSOE of the fair value of undelivered elements is based on the price charged when the element is sold separately. The undelivered elements contained in the Company’s multiple element arrangements principally consist of software maintenance contracts. In order to establish VSOE of the fair value of the software maintenance contracts, the Company maintains a listing of suggested retail selling prices for software maintenance contracts which is used as a guideline when selling software maintenance contracts to customers. The list of suggested retail prices is derived from the prices paid to third parties to whom the Company outsources the support and service provided under the software maintenance contracts, and is adjusted to account for the general market prices for similar services provided directly to end-users. While actual selling prices of software maintenance contracts sold individually to customers are dependent upon the customer’s relationship with the Company, including but not limited to historical and recent purchase activities, and may therefore vary from customer to customer, those selling prices do not vary materially from the list of suggested retail prices. Given the derivation of the list from market prices and the Company’s own cost of purchasing oustourced services, the Company has determined that the suggested retail price list is a reasonable estimate of the VSOE fair value of the software maintenance contracts. For the years ended December 31, 2003, 2004 and 2005, the Company recognized software revenue of $0.2 million, $0.3 million and $0.2 million, respectively. The Company intends to remove this disclosure in future filings if software revenue continues to be insignificant.

Securities and Exchange Commission
September 8, 2006
Page Four
Note 11. Income Taxes, F-23
5.	We note that in the fourth quarter of 2005 you recorded a tax benefit from the release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 205 of SFAS No. 109. Please tell us how you concluded that the entire valuation allowance should be released. As part of your response, explain the consideration that was given to future taxable income when concluding that reversal was appropriate. In this regard, we note on page 28 of your Form 10-Q for the quarter ended March 31, 2006 you disclose that your latest forecasts predict that you will incur a loss for 2006.

At the time the Company prepared the Form 10-K in February and March 2006, the Company considered all available evidence, both positive and negative, in determining pursuant to SFAS No. 109 whether, based on the weight of such evidence, it was more likely than not that some portion or all of the Company’s U.S. deferred tax assets will be realized. The evidence the Company considered consisted of the following:

Positive Evidence

Cumulative Three Year U.S. Earnings – 2005 represented the third consecutive profitable year for the Company. The Company recorded U.S. pre-tax earnings of approximately $1.1 million for the year ended December 31, 2005. Cumulative U.S. pre-tax earnings for fiscal years 2003, 2004 and 2005, adjusted for permanent tax differences and nonrecurring items, totaled approximately $34.6 million.

Network Appliance Agreement – In July 2005, the Company and Network Appliance Inc. (“NetApp”) entered into a Development and OEM Supply Agreement whereby the Company would design and develop general purpose disk arrays for a variety of products to be developed for sale to NetApp. Sales to Sun Microsystems, Inc. (“Sun”) accounted for 86% of the Company’s net revenue for each of the fiscal years ended December 31, 2005 and 2004. The Company considered that its agreement with NetApp has the potential to significantly reduce the Company’s revenue concentration with Sun. The Company further considered that sales related to the NetApp business were projected to begin to ramp up in the second quarter of 2006. Although, due to reduced features and software components, the overall margin on NetApp product sales was anticipated to be significantly less than margins from Sun product sales, the Company did not expect to materially increase its spending on engineering and general and administrative expenses to fulfill the new business from NetApp.

Securities and Exchange Commission
September 8, 2006
Page Five
Fujitsu-Siemens Purchase Agreement – In January 2006, the Company and Fujitsu-Siemens (“FSC”) entered into a Master Purchase Agreement whereby the Company and FSC would jointly develop storage solutions utilizing key components and patented technologies from the Company. The initial term of the agreement is five years and the agreement does not include any minimum order requirements. This agreement has the potential to further reduce the Company’s revenue concentration with Sun. Sales related to this business were anticipated to begin to ramp up in the third quarter of 2006. Margins on FSC product sales were anticipated to be generally comparable to Sun margins.
Projected Earnings through 2020 – The Company reviewed its internal projected future U.S. pretax earnings for fiscal years 2006 through 2020, which anticipated a U.S. pre-tax loss in the first quarter of 2006, earnings in all subsequent quarters and utilization of all state net operating losses and tax credits.
Negative Evidence
Sun Relationship – In May 2002, the Company entered into an original equipment manufacturer (“OEM”) agreement with Sun to provide the Company’s SANnet II and SANscape products for private label sales by Sun. During October 2002, the Company began shipping to Sun the first product in the Company’s SANnet II family of systems, SANnet II SCSI, for resale to Sun’s customers. The Company began shipping the Company’s SANnet II FC to Sun in March 2003, and the Company’s SANnet II SATA to Sun in June 2004. The Company’s business has been highly dependent on its relationship with Sun. As described above, sales to Sun accounted for 86% of the Company’s net revenue for each of the fiscal years ended December 31, 2005 and 2004. There are no minimum purchase requirements or guarantees in the Company’s agreement with Sun, the agreement does not obligate Sun to purchase its storage solutions exclusively from the Company and Sun may cancel purchase orders submitted under the agreement at any time. In addition, Sun may terminate the entire contract prior to the contract expiration date upon the occurrence of certain events that are not remedied within a specified cure period. The decision by Sun to terminate the contract, to cease making purchases or to cancel purchase orders would cause the Company’s revenues and profits to decline substantially.
Engenio Announcement – During October 2004, Engenio Information Technologies, Inc. (“Engenio”), a wholly owned subsidiary of LSI Logic Corporation, announced that it had broadened its OEM agreement with Sun. Engenio announced that under the terms of the expanded agreement, Engenio would provide Sun with new modular storage technology and would co-develop future Sun storage products. While the Company was unable to fully assess at the time of filing of the Form 10-K the degree to which Engenio’s relationship with Sun would impact the Company’s sales or the Company’s relationship

Securities and Exchange Commission
September 8, 2006
Page Six
with Sun, the Company considered that a significant change in the Company’s relationship with Sun would likely have an adverse impact on the Company’s future revenues and profitability.
Accurate Forecasting Ability – The Company has demonstrated in the past that its forecasting methodology is not exact. Due to significant uncertainties in forecasting customer demand, new product releases and research and development cost, the Company considered that it has not consistently achieved its forecast of revenue and earnings.
Summary of Analysis
In considering the relative impact of positive and negative evidence, the Company weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant, resulting in an overall greater proportional weight of positive evidence. As a result, the Company determined that as of December 31, 2005, the recoverability of U.S. deferred tax assets was more likely than not.
Subsequent Analysis at March 31, 2006
At the time the Company prepared the Form 10-Q in late April and May 2006, the Company completed a revised forecast, incorporating changes resulting from Sun’s April 28, 2006 decision to move potential future supply of a new, low-end, entry-level storage product to another party. Based on the revised May 2006 forecast, the Company anticipated a loss for fiscal 2006 and disclosed this information as part of the Form 10-Q. The revised forecast was included in the consideration of the relative impact of positive and negative evidence as of March 31, 2006. Incorporating the impact of the revised forecast, the Company still projected cumulative U.S. pretax earnings for the three fiscal year period ending December 31, 2006. Based on the greater proportional weighting of positive evidence, the Company determined that as of March 31, 2006, the recoverability of U.S. deferred tax assets remained more likely than not.
The Company will continue to assess the likelihood of recoverability of U.S. deferred tax assets in future periods. In the event that, based on the weighting of positive and negative evidence, the Company determines that the future realization of the U.S. deferred tax assets is judged not to be more likely than not, the Company may be required to recognize additional valuation allowances with respect to U.S. deferred tax assets.

Securities and Exchange Commission
September 8, 2006
Page Seven
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Note 9. Income Taxes, page 10
6.	We note your disclosure of your effective tax rate excluding the effect of a loss carryback. This appears to be a non-GAAP measure. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

The disclosure of our effective tax rate for the quarter ended March 31, 2005 excluding the effect of our loss carryback was intended to address paragraph 37 of FASB Interpretation No. 18, Accounting for Income Taxes in Interim Periods, which states that disclosures should be made of the reason for significant variations in the customary relationship between income tax expense and pretax accounting income, if they are not otherwise apparent from the financial statements or from the nature of the entity’s business. For the three months ended March 31, 2005, the Company recognized an income tax benefit of $0.1 million on pretax income of $2.0 million. The existence of an income tax benefit where the Company has pretax income represents a variation from the customary relationship between income tax expense and pretax accounting income, which was not apparent from the Company’s financial statements or from the nature of the Company’s business. Given this variation, the Company believed that the disclosure of the loss carryback and the respective impact on the effective tax rate for the quarter ended March 31, 2005 was in accordance with GAAP and, therefore, the Company respectfully submits that the requirements of Item 10(e)(1) of Regulation S-K did not apply. In future filings the Company will attempt to explain these variances without providing an adjusted effective tax rate.
Item 4. Controls and Procedures, page 24
7.	Your disclosure indicates that “except as described above, the evaluation concluded that there has been no change in our internal control over financial reporting that occurred during the quarter covered by this quarterly report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” Your disclosure should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also clearly describe the changes that occurred. Please explain how your current disclosures comply with Item 308(c) of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company respectfully believes that the disclosure describes the changes in the Company’s internal control over financial reporting that occurred during the quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. Specifically,

Securities and Exchange Commission
September 8, 2006
Page Eight
the three sentences immediately preceding the sentence referenced in the Staff’s comment state the following:
“During the three months ended March 31, 2006, we implemented a new ERP software package. While we have not finalized the documentation or performed testing of the related internal controls, we believe the implementation of our new ERP system has improved and will improve our internal controls over financial reporting by increasing the availability of data used in the financial closing process and through simplifying our closing process by decreasing the amount of manual processes previously required by our previous system. While we have not finalized the documentation or performed testing of the related internal controls, we believe the implementation of our new ERP system also has improved and will improve our internal control over inventory processing for the same reasons.”
The enterprise resource planning (ERP) software package was also previously discussed on page 21 of the Form 10-Q, and the sentences set forth above specifically describe the relevant changes to the Company’s internal control over financial reporting that were stated to be an exception to the absence of changes in the Company’s internal control over financial reporting that occurred during the quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.
To the extent that, in the future, there are changes in the Company’s internal control over financial reporting that materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company will clarify its disclosure by more specifically identifying the relevant internal control changes.
Form 8-K, Filed May 9, 2006
8.	We note your disclosure of non-GAAP net income (loss) and non-GAAP income (loss) per share. Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not disclosed why you believe presentation of the non-GAAP measures is useful to investors.

The Company acknowledges the Staff’s comment. The Company believes that the presentation of the non-GAAP net income (loss) per share and non-GAAP income (loss) per share is useful to investors as such measures provide meaningful supplemental information to both management and investors that is indicative of the Company’s core operating results and facilitates comparison of operating results across reporting periods. Specifically, the Company excluded the impact of a one-time charge associated with a

Securities and Exchange Commission
September 8, 2006
Page Nine
consulting agreement with the Company’s former Chief Executive Officer as this one-time charge was not related to the Company’s core operating results. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal resource management, planning and forecasting purposes. The Company will include an explicit statement in future earnings releases and filings with the Commission describing why the Company believes any presentation of non-GAAP measures is useful to investors.
**********
The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 and the Company’s responses as soon as possible. The Company will file Amendment No. 1 with the Commission as soon as possible after the Staff confirms that the Company has adequately addressed the Staff’s comments on the Form 10-K. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6013 or Charles J. Bair at (858) 550-6142.
Sincerely,
Cooley Godward llp
/s/ Thomas A. Coll
Thomas A. Coll
Enclosure

cc:	Marc Thomas, Senior Staff Accountant Christine Davis, Staff Accountant Dana W. Kammersgard, Dot Hill Systems Corp. Hanif I. Jamal, Dot Hill Systems Corp.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                      .
Commission File No. 1-13317
DOT HILL SYSTEMS CORP.
(Exact Name of Registrant as Specified in its Charter)

Delaware	13-3460176
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2200 Faraday Avenue, Suite 100
Carlsbad, California	92008
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (760) 931-5500
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 par value
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act:
NONE
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐ No ☑
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐           Accelerated filer ☑           Non-accelerated filer ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
     Yes ☐ No ☑
     The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2005 was $229,555,324.
     The number of shares outstanding of the registrant’s common stock was 44,565,084 as of March 8, 2006.
DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the registrant’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation 14A in connection with the 2006 Annual Meeting of Stockholders held on May 8, 2006 are incorporated herein by reference into Part III of this Report. Such Definitive Proxy Statement was filed with the SEC not later than 120 days after December 31, 2005.

DOT HILL SYSTEMS CORP.
EXPLANATORY NOTE
     We are filing this Amendment No. 1 on Form 10-K/A to amend Item 9A. Controls and Procedures of our Form 10-K originally filed on March 16, 2006 to include additional disclosure as requested by the SEC. No revisions have been made to our financial statements or any other disclosure contained in our Form 10-K originally filed on March 16, 2006.
PART II
Item 9A. Other Information
     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934, as amended, Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that as of the end of such period, our disclosure controls and procedures are effective and are adequate and sufficient to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow for timely decisions regarding required disclosure.
     During the three months ended December 31, 2005, ~~we improved~~ in connection with the remediation of our material weaknesses previously identified by management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, we implemented improvements to our internal controls related to accounting and financial reporting, fixed assets and inventory that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, we hired two certified public accountants with relevant experience to lead the finance department and communicated to accounting personnel formal policies and procedures. Our fixed asset internal control improvements during the fourth quarter consisted of a physical observation of substantially all of our fixed assets, improvements in our policies and procedures surrounding asset identification, asset tracking, and the procurement of fixed assets. Improvements in inventory internal controls were attributed to the hiring of a cost accountant with relevant experience and improvements in policies and procedures related to inventory costing, valuation and recording.
Dot Hill Systems Corp.’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. A control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2005. Deloitte & Touche LLP has audited this assessment of our internal control over financial reporting; their report is included herein.
     In order to address the material weaknesses previously identified by management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004, management completed the following corrective measures which it believes have remediated the material weaknesses.
     In 2004, a material weakness was identified related to entity-level controls resulting from (i) an inadequate number of accounting and finance personnel with sufficient technical expertise in the area of U.S. GAAP and financial reporting at both our corporate headquarters and foreign subsidiaries, (ii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures, and (iii) lack of effective deterrent controls and detective controls to properly apply U.S. GAAP to our financial reporting process. We have strengthened our accounting and financial reporting function by adding two certified public accountants with recent relevant experience, one of which is a senior management position. At our subsidiaries, we have hired a senior finance director for our subsidiary in Japan and added additional accounting resources to our subsidiary in the Netherlands. We have also hired additional staff in various areas of the company including, but not limited to, general accounting, order entry and materials management. The addition of these individuals has allowed us to perform and review the necessary internal control activities pertaining to our financial close and reporting process on a timely basis. Additionally, accounting policies and procedures were formally documented and communicated.
     In 2004, a material weakness was identified related to internal controls over fixed assets resulting from (i) inadequate documentation within our fixed asset accounting system to assist in the identification and location of certain fixed assets, (ii) failure to apply identification tags to fixed assets located outside of our corporate headquarters and, (iii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures pertaining to the classification of certain expenditures as fixed assets. We have improved our controls over the processing of fixed assets. Such improvements consist of revised documentation and additional review of the authorization and accounting treatment related to the acquisition of fixed assets. We have also improved our ability to better identify and track our fixed assets by implementing controls over self constructed assets and we have assigned asset identification tags to all of our assets located outside of our corporate headquarters. Additionally, we performed a physical count of substantially all of our fixed assets during the second half of 2005.
     In 2004, a material weakness was identified related to internal controls over inventory resulting from inadequate understanding and documentation of a reconciling item between our general ledger and perpetual inventory listing, the use of our general ledger to process customer support transactions that should not impact our financial statements and limitations present in our historical enterprise resource planning software requiring a significant number of manual processing steps. Improvements in inventory internal controls were attributed to the hiring of a cost accountant with relevant experience and improvements in policies and procedures related to inventory costing, valuation and recording.
PART IV
Item 15. Exhibits and Financial Statement Schedules
(a) The following documents are filed as part of this report:
(3) Exhibits:

Exhibit
Number
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among Dot Hill Systems Corp., DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders’ Representative.(1)

3.1	Certificate of Incorporation of Dot Hill Systems Corp.(2)

3.2	By-laws of Dot Hill Systems Corp.(2)

4.1	Certificate of Incorporation Dot Hill Systems Corp.(2)

4.2	By-laws of Dot Hill Systems Corp.(2)

4.3	Form of Common Stock Certificate.(3)

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)

4.5	Form of Rights Certificate.(4)

4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)

4.7	Common Stock Warrant dated December 19, 2002.(5)

4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)

4.9	Common Stock Warrant dated March 14, 2003.(5)

10.1	Product Purchase Agreement between Dot Hill Systems Corp. and Sun Microsystems, Inc. dated May 24, 2002.(6)

10.2	Product Supplement/ Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

10.3	Product Supplement/ Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

Exhibit
Number
10.4	Product Supplement/ Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

10.5	Second Amendment to Product Purchase Agreement, dated as of January 26, 2004 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(15)

10.6	Third Amendment to Product Purchase Agreement, dated as of March 22, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(15)

10.7	Product Supplement/ Award Letter (SATA) by and between Sun Microsystems, Inc. and Dot Hill Systems Corp. dated as of March 22, 2004.(15)

10.8	Rights Agreement dated as of May 19, 2003 by and between Dot Hill Systems Corp. and American Stock Transfer and Trust Company.(4)

10.9	Employment letter agreement dated August 2, 1999 between Dot Hill Systems Corp. and James L. Lambert.(7)†

10.10	Employment letter agreement dated August 2, 1999 between Dot Hill Systems Corp. and Dana W Kammersgard.(7)†

10.11	Employment offer letter dated November 12, 1999 between Dot Hill Systems Corp. and Preston Romm.(7)†

10.12	Lease for Dot Hill Systems Corp.’s headquarters in Carlsbad, California dated June 9, 1993.(5)

10.13	2000 Amended and Restated Equity Incentive Plan.(8)†

10.14	Form of Stock Option Agreement (Incentive and Non-statutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†

10.15	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†

10.16	2000 Amended and Restated Employee Stock Purchase Plan.(9)†

10.17	2000 Non-Employee Directors Stock Option Plan.(10)†

10.18	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors’ Stock Option Plan.(10)†

10.19	Credit Agreement dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)

10.20	Revolving Line of Credit Note dated July 1, 2004 issued by Dot Hill Systems Corp. to Wells Fargo Bank, National Association.(11)

10.21	Security Agreement and Addendum dated July 1, 2004 by and between Dot Hill Systems Corp. and Wells Fargo Bank, National Association.(11)

10.22	Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated May 20, 2002.(12)

10.23	OEM Agreement between Dot Hill Systems Corp. and Infortrend Technology, Inc. dated May 20, 2002.(12)

10.24	2005 Executive Compensation Plan for James L. Lambert effective January 1, 2005.(13)†

10.25	2005 Executive Compensation Plan for Dana Kammersgard effective January 1, 2005.(13)†

10.26	2005 Executive Compensation Plan for Preston Romm effective January 1, 2005.(13)†

10.27	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and James L. Lambert.(14)†

10.28	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and Dana Kammersgard.(14)†

10.29	Change of Control Agreement dated August 23, 2001 between Dot Hill Systems Corp. and Preston Romm.(14)†

10.30	Securities Purchase Agreement dated March 11, 2003 between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto.(5)

10.31	Registration Rights Agreement dated March 11, 2003 between Dot Hill Systems Corp. and each of the purchasers listed on the signature pages thereto.(5)

10.32	Registration Rights Agreement dated March 4, 2003 between Dot Hill Systems Corp. and each of the individuals listed on the signature pages thereto.(5)

10.33	Amendment to Manufacturing Agreement between Dot Hill Systems Corp. and Solectron Corporation dated April 5, 2005.(16)

10.34	Description of Amended and Restated Policy for Director Compensation.(17)

10.35	Lease Agreement by and between Dot Hill Systems Corp. and Equastone 2200 Faraday, LLC effective as of September 1, 2005 and dated as of September 16, 2005.(18)

10.36	Fourth Amendment to Product Purchase Agreement dated September 26, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(19)

Exhibit
Number
10.37	Product Supplement/ Award Letter dated September 27, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(19)

10.38	Second Amendment to Manufacturing Agreement dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(19)

10.39	Second Award Letter dated September 16, 2005 between Dot Hill Systems Corp. and Solectron Corporation.(19)

10.40	Development and OEM Supply Agreement dated July 26, 2005 by and among Dot Hill Systems Corp., Dot Hill Systems B.V., Network Appliance, Inc. and Network Appliance B.V.(19)

10.41	Product Supplement/ Award Letter dated October 20, 2005 by and among Sun Microsystems, Inc., Sun Microsystems International B.V., Dot Hill Systems Corp. and Dot Hill Systems B.V.(24)*

10.42	Description of Accelerated Vesting of Options.(20)

10.43	Form of Indemnity Agreement.(21)

10.44	Patent Cross License dated December 29, 2005 between Dot Hill Systems Corp. and International Business Machines Corporation.(24)*

10.45	Offer letter agreement dated February 22, 2006 between Dot Hill Systems Corp. and Patrick Collins.(22)

10.46	Consulting letter agreement effective March 1, 2006 and dated March 2, 2006 between Dot Hill Systems Corp. and James L. Lambert.(23)

10.47	Description of 2006 Executive Compensation Plan.(23)

21.1	Subsidiaries of Dot Hill Systems Corp.(5)

23.1	Consent of Deloitte & Touche LLP.(24)

24.1	Power of Attorney. Reference is made to page 52.(24)

31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

31.3	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(b).

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(1)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8)	Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(10)	Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(11)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(12)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(13)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 9, 2005 and incorporated herein by reference.

(14)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

(16)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

(17)	Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on July 29, 2005.

(18)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 21, 2005 and incorporated herein by reference.

(19)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.

(20)	Incorporated herein by reference to the description contained in our Current Report on Form 8-K filed with the SEC on December 7, 2005.

(21)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 13, 2005 and incorporated herein by reference.

(22)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2006 and incorporated herein by reference.

(23)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 8, 2006 and incorporated herein by reference.

(24)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOT HILL SYSTEMS CORP.
Date: September ___, 2006
By:
Hanif I. Jamal
Senior Vice President and Chief Financial Officer

Exhibit 31.3
CERTIFICATION
I, Dana W. Kammersgard, certify that:
     1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Dot Hill Systems Corp.;
     2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
     3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: September __, 2006

Dana W. Kammersgard
Chief Executive Officer

Exhibit 31.4
CERTIFICATION
I, Hanif I. Jamal, certify that:
     1. I have reviewed this amendment no. 1 to annual report on Form 10-K of Dot Hill Systems Corp.;
     2. Based on my knowledge, this amendment no. 1 to annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to annual report;
     3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 1 to annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 1 to annual report;
     4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 1 to annual report is being prepared;
     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amendment no. 1 to annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) Disclosed in this amendment no. 1 to annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: September __, 2006

Hanif I. Jamal
Chief Financial Officer

Exhibit 32.2
DOT HILL SYSTEMS CORP.
OFFICERS’ CERTIFICATE
     Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Dana W. Kammersgard, the Chief Executive Officer of Dot Hill Systems Corp. (the “Company”), and Hanif I. Jamal, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:
     1. The Company’s Amendment No. 1 to Annual Report on Form 10-K for the period ended December 31, 2005, to which this Certification is attached as Exhibit 32.2 (the “Periodic Report”) fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act; and
     2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the Periodic Report.
In Witness whereof, the undersigned have set their hands hereto as of the ___day of September, 2006.

Dana W. Kammersgard	Hanif I. Jamal
Chief Executive Officer	Chief Financial Officer
     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission (the “SEC”) or its staff upon request.
     This certification “accompanies” the Periodic Report, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Periodic Report), irrespective of any general incorporation language contained in such filing.